

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 6, 2013

Via E-mail
Mr. Ammar Al-Joundi
Chief Financial Officer
Barrick Gold Corporation
Brookfield Place
TD Canada Trust Tower, Suite 3700
161 Bay Street, P.O. Box 212
Toronto, Canada M5J2S1

> **Re: Barrick Gold Corporation**
> **Form 40-F for Year Ended December 31, 2012**
> **Filed March 28, 2013**
> **File No. 001-09059**

Dear Mr. Al-Joundi:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 40-F for Year Ended December 31, 2012

Exhibit 99.3 – Financial Statements

Notes to Financial Statements

2. Significant Accounting Policies
L) Production Stage, page 84

1.   Your accounting policy indicates that exploration and evaluation expenditures are capitalized if they meet the criteria for capitalization after a mine construction project is moved into the production stage. Please provide us with a detailed discussion of the types of exploration and evaluation expenditures that met the capitalization criteria

during the production stage and provide the amounts that were capitalized in 2012 and 2011. Please tell us how your accounting treatment is consistent with paragraph 5(b) of IFRS 6.

Exhibit 99.4 – Management's Discussion and Analysis

Non-GAAP Financial Performance Measures

Total Cash Costs per ounce, C1 Cash Costs per pound, C3 Fully Allocated Costs per pound and All-in Sustaining Cash Costs per ounce, page 62

2.   We note that you include "non-recurring tax payments" as a reconciling item in calculating each of the adjusted operating cash flow, adjusted operating cash flow before working capital changes, and free cash flow non-IFRS measures. Please explain the nature of these non-recurring tax payments, whether they are reasonably likely to recur within two years and whether there was a similar charge or gain within the prior two years. Please refer to Item 10(e)(1)(ii)(B) of Regulation S-K.

3.   In future filings, please expand your disclosure on page 62 to include a brief description of the World Gold Council ("WGC") to enhance an investor's understanding of this organization, its operations, and its role in defining the all-in sustaining cash costs non-IFRS measure. In your revised disclosure, please explicitly state that WGC is not a regulatory industry organization, and clarify your relationship with WGC, if any.   Please provide us with draft disclosure of your planned revisions.

4.   We note your inclusion of the non-IFRS measure All-In Sustaining Cash Costs per ounce. In future filings, please:
   • Clarify why this measure is meant to provide more or better information about the costs of producing gold than an IFRS-derived measure (e.g., cost of revenue)
   • Clarify the nature and method of calculating each of the adjustments made to total cash costs to arrive at this measure (i.e. sustaining capital expenditures, corporate general and administrative costs, mine site exploration and evaluation costs and environmental rehabilitation costs). Explain also whether each adjustment can be determined from one or more income statement line items.
   Please provide us with draft disclosure of your planned changes.

5.   We note in your calculation of the non-IFRS measures C1 cash cost of sales and C3 fully allocated cost of sales on page 65, you adjust for "non-routine charges" to arrive at such measures. Please explain the nature of these non-routine charges, whether they are reasonably likely to recur within two years, and whether there was a similar charge within the prior two years. Please refer to Item 10(e)(1)(ii)(B) of Regulation S-K.

6. We note the reconciliation of costs of sales to cash costs per ounce for gold and for copper include the deduction of "other metal sales." In calculating these non-GAAP measures, we believe the reduction for by-product revenues is not appropriate because it distorts your actual production costs. In this regard, your presentation suggests you incurred lower mining costs for gold and copper than you actually did. We can appreciate your desire to convey the notion that by-product revenues were sufficient to offset your costs to a degree; however, you should consider describing that in a manner so as to avoid adjusting for these items in the calculation of the non-GAAP measures. We believe the significance of by-product revenues can be described textually in a manner that investors can understand without adjusting for them in the non-GAAP measures. Please confirm you will make this adjustment in any amended or future filings, as appropriate, on Form 40-F, and provide us with draft disclosure of your planned changes.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Suying Li at (202) 551-3335 or Angela Halac at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining